Bernstein, Shur, Sawyer & Nelson, P.A. 100 Middle Street PO Box 9729 Portland, ME 04104-5029 T(207) 774-1200 F(207) 774-1127

VIA EDGAR

July 26, 2017

Ms. Marianne Dobelbower

Examiner

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Cross Shore Discovery Fund (“Fund”)
File Nos. 811-22976; 333-204814

Dear Ms. Dobelbower:

The purpose of this letter is to request selective review of Post-Effective Amendment No. 3 (the “Amendment”) to the Fund’s Registration Statement on Form N-2, filed on June 20, 2017. This selective review request is made in accordance with the procedures set forth in Investment Company Act Release No. 13768 (February 15, 1984) and IM Guidance Update No. 2016-06. We believe selective review is appropriate because significant portions of the disclosures in the prospectus and statement of additional information which are components of the Amendment are substantially similar to the disclosures in Post-Effective Amendment No. 2 (the “Prior Amendment”) to the Fund’s Registration Statement, filed on June 14, 2016. The staff previously reviewed and commented on the registrant’s disclosures in the Prior Amendment. On June 20, 2017, we filed a blackline as correspondence. We intended that the blackline show the changes between the Amendment and the Prior Amendment. However, the blackline that we filed shows the changes between the Amendment and a filing made on July 29, 2016 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “497 filing”). Attached to this correspondence, please find a blackline showing the changes between the 497 filing and the Prior Amendment. My apologies for not having previously provided a single comprehensive blackline.

The changes between the Amendment and the Prior Amendment include:

(1) updating the registration statement to include the Fund’s financial statements for its fiscal year ended March 31, 2017 and related annual updates;

(2) amending the Fund’s investment objective by deleting references to the HFRI Equity Hedge Index and replacing them with references to the HFRX Equity Hedge Index, the Fund’s new benchmark (the benchmark changed from the HFRI Equity Hedge Index to the HFRX Equity Hedge Index as the Fund’s investment adviser believes the reported performance returns of the HFRX Equity Hedge Index are more reliable than those of the HFRI Equity Hedge Index primarily due to the fact that the HFRX Equity Hedge Index is an investable index whereas the HFRI Equity Hedge Index is a self-reported representative index);

bernsteinshur.com

July 26, 2017

(3) updating certain disclosure concerning ERISA;

(4) indicating that the Fund’s new independent registered public accountant will be Cohen & Company, Ltd.;

(5) revising disclosure in response to your comments on the Prior Amendment which you provided on July 25, 2016 (revising the expense limitation language to indicate that the adviser can recoup waivers/reimbursements within 3 years of the initial waiver/reimbursement as opposed to three fiscal years from the end of the fiscal year in which the waiver or reimbursement was made and removing the financial statements concerning the predecessor fund); and

(6) making certain other minor changes to the Registration Statement.

Thank you for your assistance. If you should have any questions regarding the enclosed information, please contact me directly at (207) 228-7182.

Kind regards,

Edward C. Lawrence